UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

March 4, 2016

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Fiscal Year 2015 Results

Buenos Aires, March 3, 2016 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for fiscal year ended December 31, 2015.

Petrobras Argentina’s net income for the twelve-month periods ended December 31, 2015 and 2014 was ARS 853 million and ARS 458 million, respectively.

The increase of ARS 395 million in net income accounts for a 86% improvement compared to net income in fiscal year 2014 and is attributable to an improvement of ARS 671 million in operating income and lower non-controlling interest charge of ARS 78 million, partially offset by a higher income tax charge and financial expenses of ARS 229 million and ARS 125 million, respectively.

Petrobras Argentina’s net income for 2015 fourth quarter was a loss of ARS 932 million. Net income for the same quarter of 2014 was a loss of ARS 1,042 million.

The fourth quarter of 2015 was adversely affected by non-recurring charges, mainly impairment of Mixed Companies in Venezuela, El Tordillo area and Colpa Caranda in Bolivia, of ARS 1,214 million, ARS 471 million and ARS 164 million, respectively, partially offset by reassessment of Ship or Pay liabilities in Ecuador of ARS 507 million.

Income Statement

(Consolidated Information) (in millions of pesos)	(Three-Months Period) IVQ15	IVQ14	(Twelve-Months Period) Dec-15	Dec-14
Sales	5,916	5,524	21,955	20,738
Cost of Sales	(4,481)	(4,093)	(15,554)	(14,490)
Gross Profit	1,435	1,431	6,401	6,248
Administrative and Selling Expenses	(794)	(711)	(2,921)	(2,416)
Exploration Expenses	(99)	(30)	(148)	(70)
Other Operating Results	(512)	(479)	(123)	(779)
Equity in Earnings of Affiliates	(1,260)	(1,519)	(1,290)	(1,735)
Operating Result	(1,230)	(1,308)	1,919	1,248
Financial Results	3	(108)	(53)	72
Income Tax	206	424	(971)	(742)
Net Result	(1,021)	(992)	895	578
Attributable to:				
Controlling interest	(932)	(1,042)	853	458
Non-controlling interest	(89)	50	42	120
Total	(1,021)	(992)	895	578

Sales

Gross Profit

Other Operating Results

Impairment of El Tordillo area: Assessment of recoverability of El Tordillo area resulted in the recognition of an impairment charge of ARS 471 million in 2015 quarter as a consequence of the impact of the significant drop in margins, mainly attributable to the decline in domestic reference prices for oil sales.

Impairment of Colpa Caranda – Bolivia: In 2015 quarter, Petrobras Argentina recognized an impairment charge of ARS 164 million in Colpa y Caranda area to adjust the book value to its probable recoverable value, as a result of the impact of international reference prices in the future hydrocarbon sales curve.

Crude oil transportation agreement with OCP - Ecuador: In estimating liabilities as of December 31, 2015, the Company reassessed the assumptions used in the calculation, with this resulting in the recognition of a gain of ARS 507 million in 2015 quarter.

Equity in Earnings of Affiliates

Mixed companies in Venezuela: In 2015 quarter an impairment charge of ARS 1,214 million was recognized. In assessing their recoverable value, the Company considered several factors such as crude oil price, production curves, cost of operations and country risk

Operating Income

Financial Results

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

- The improvement in natural gas prices partially offset the decline in oil and gas sales volumes resulting from divestment of assets in the Austral basin in the first quarter of 2015. Oil and gas sales totaled ARS 2,711 million in 2015 quarter and ARS 2,922 million in 2014 quarter.

Crude oil sales totaled ARS 1,805 million and ARS 2,265 million in 2015 and 2014 quarters, respectively. The drop in sales is mainly attributable to reduced sales volumes derived from divestment of assets in the Austral basin which totaled 5 thousand barrels in 2014 quarter and, to a lesser extent, discontinuance of operations at Jagüel de los Machos concession area in the Province of La Pampa in September 2015, and the natural decline of mature fields.

Gas sales increased ARS 260 million to ARS 889 million in 2015 quarter. This rise is mainly attributable to an improvement in average sales prices, partially offset by a decline in sales volumes as a result of divestment of assets in the Austral basin which totaled 10 thousand barrels of oil equivalent per day in 2014 quarter. In 2015 quarter, production from the Neuquén basin increased as a result of the start of production of non-conventional gas wells.

- Gross profit totaled ARS 650 million in 2015 quarter and ARS 662 million in 2014 quarter, with margins on sales of 24% and 23% in 2015 and 2014 quarters, respectively.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2015, Petrobras Argentina’s liquid hydrocarbon and natural gas proved reserves totaled 183.1 million barrels of oil equivalent (66.8 million barrels of oil and 697.4 billion cubic feet of gas).

Liquid hydrocarbon and natural gas accounted for 37% and 63%, respectively, of total proved reserves. In addition, 91% of total proved reserves are located in Argentina.

As of December 31, 2015, total oil and natural gas proved reserves were equal to 7 years of production, measured according to 2015 oil and gas production levels.

Refining and Distribution

- Sales volumes of refined products totaled 519 thousand cubic meters in 2015 quarter and 507 thousand cubic meters in 2014 quarter. The increase of 12 thousand cubic meters is attributable to a 14% rise in gasoline sales volumes and a 7% increase in diesel oil sales volumes, partially offset by a 14% decline in other refined products sales volumes.

Sales for the Refining business segment totaled ARS 3,191 million in 2015 quarter and ARS 3,192 million in 2014 quarter.

- Gross profit totaled ARS 283 million in 2015 quarter and ARS 397 million in 2014 quarter, with margins on sales of 9% and 12% in 2015 and 2014 quarters, respectively. The decline in gross profit is mainly attributable to an increase in oil costs and lower sales prices for heavy products.

Petrochemicals

- In Sales volumes of petrochemical products totaled 138 thousand tons in 2015 quarter and 129 thousand tons in 2014 quarter. The increase of 9 thousand tons reflects a 7% improvement and is mainly attributable to a 13% rise in the reformer unit sales volumes, partially offset by a 7% drop in styrenic products sales volumes.

Sales totaled ARS 1,145 million and ARS 1,137 million in 2015 and 2014 quarters, respectively, due to an increase in sales volumes, partially offset by a 5% drop in average sales prices in line with international prices for styrenic products.

- Gross profit totaled ARS 107 million in 2015 quarter and ARS 178 million in 2014 quarter, mainly due to styrenic products lower prices and volumes and higher virgin naphtha prices, partially offset by higher prices and volumes in the reformer unit operations. Margins on sales were 9% and 16% in 2015 and 2014 quarters, respectively.

Gas and Energy

Marketing and Transportation of Gas

- In 2015 quarter, sales revenues rose ARS 378 million to ARS 1,040 million, mainly due to an improvement in average sales prices, despite a 6% decline in sales volumes.

- Gross profit totaled ARS 110 million in 2015 quarter and ARS 39 million in 2014 quarter, with margins on sales of 11% and 6% in 2015 and 2014 quarters, respectively.

Electricity

- Net sales for electricity generation totaled ARS 427 million and ARS 297 million in 2015 and 2014 quarters, respectively. This improvement mainly results from the increase in sales volumes attributable to Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants which totaled 1,753 Gwh in 2015 quarter and 1,205 Gwh in 2014 quarter.

- Gross profit totaled ARS 175 million in 2015 quarter and ARS 119 million in 2014 quarter.  Gross margins on sales were 41% and 40% in 2015 and 2014 quarters, respectively

PETROBRAS ARGENTINA S.A.

Date: March 4, 2016

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares /

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer